■ EXHIBIT 99.1
     Results of POSCO’s 38th Ordinary General Meeting of Shareholders

1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 38th Fiscal Year
•	Total Assets (KRW): 24,206,950 million

•	Total Liabilities (KRW): 4,684,948 million

•	Paid-in Capital (KRW): 482,403 million

•	Shareholder’s Equity (KRW): 19,522,002 million

•	Sales (KRW): 21,695,044 million

•	Ordinary Profit (KRW): 5,911,886 million

•	Net Profit (KRW): 4,012,932 million

•	Net Profit per Share (KRW): 50,670
m Approval of details of Dividend

Details	2005
1) Annual Dividend per Share (KRW)	8,000
— Year-End Dividend (KRW)	6,000
— Interim Dividend (KRW)	2,000
2) Dividend Ratio to Market Value (%) including Interim Dividend	3.90
2.	Approval of partial Amendments to Articles of Incorporation.

3.	Approval of Election of Directors
3-1. Approval of Outside Directors
[List of Outside Director]

Name	Date of Birth	Major Experience	Tenure
Park, Young-Ju	Jan.29,1941	CEO & President of Eagon Co.	3 years
Huh Sung-Kwan	Nov.12,1947	Former Professor of Management at Dong-A Univ. Former Minister of Government Administration & Home Affairs	3 years
3-2. Approval of Outside Directors as Audit Committee Members
[List of Outside Director as Audit Committee Members]

Name	Date of Birth	Major Experience	Tenure
Suh, Yoon-Suk	Jan.3,1955	Dean of College of Business Administration at Ewha Women’s Univ.	3 years
3-3. Approval of Standing Directors
[List of Standing Directors]

Name	Date of Birth	Major Experience	Tenure
Cho, Soung-Sik	Sep. 7, 1950	Executive Vice President,POSCO	3 years
Lee, Dong-Hee	Nov. 10, 1949	Senior Vice President, POSCO	3 years
4.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year
5.	Approval of Waiver of the claim of Overpaid Employment Benefit.